UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-41730

Corporación Inmobiliaria Vesta, S.A.B. de C.V.

(Exact name of registrant as specified in its charter)

Paseo de los Tamarindos No. 90,

Torre II, Piso 28, Col. Bosques de las

Lomas

Cuajimalpa, C.P. 05120

Mexico City

United Mexican States

+52 (55) 5950-0070

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

TABLE OF CONTENTS

EXHIBIT
99.1	Summary of the resolutions adopted in the General Ordinary and Extraordinary Shareholders Meeting dated April 22, 2026
99.2	Annual Report of the Board of Directors of Corporación Inmobiliaria Vesta, S.A.B. de C.V. for the fiscal year 2025 dated February 19, 2026
99.3	Annual Report of the Audit Committee of Corporación Inmobiliaria Vesta, S.A.B. de C.V. for the fiscal year 2025 dated February 17, 2026
99.4	Annual Report of the Chief Executive Officer of Corporación Inmobiliaria Vesta, S.A.B. de C.V. for the fiscal year 2025 dated February 18, 2026
99.5	Annual Report of the Corporate Practices Committee of Corporación Inmobiliaria Vesta, S.A.B. de C.V. for the fiscal year 2025 dated January 22, 2026
99.6	Annual Report of the Debt & Equity Committee of Corporación Inmobiliaria Vesta, S.A.B. de C.V. for the fiscal year 2025 dated January 22, 2026
99.7	Annual Report of the Ethics Committee of Corporación Inmobiliaria Vesta, S.A.B. de C.V. for the fiscal year 2025 dated January 20, 2026
99.8	Annual Report of the Investment Committee of Corporación Inmobiliaria Vesta, S.A.B. de C.V. for the fiscal year 2025 dated January 19, 2026
99.9	Annual Report of the Environmental, Social and Governance Committee of Corporación Inmobiliaria Vesta, S.A.B. de C.V. for the fiscal year 2025 dated January 22, 2026
99.10	Annual Report of the Executive Chairman of the Board of Directors of Corporación Inmobiliaria Vesta, S.A.B. de C.V. for the fiscal year 2025 dated January 29, 2026
99.11	CEO Board Report of Corporación Inmobiliaria Vesta, S.A.B. de C.V. for the fiscal year 2025 dated February 19, 2026
99.12	Declaration referred to in article 32 of the General Provisions applicable to Entities and Issuers supervised by the National Banking and Securities Commission that hire external audit services of basic financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Corporación Inmobiliaria Vesta, S.A.B. de C.V.

By:	/s/ Juan Felipe Sottil Achutegui
	Name:	Juan Felipe Sottil Achutegui
	Title:	Chief Financial Officer

Date: April 24, 2026